UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

uSell.com, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

917296204

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917296204	Page 2 of 8

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B Asset Manager, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,056,666 shares of common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,056,666 shares of common stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,666 shares of common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.2 % as of December 31, 2016 (based on 20,130,999 shares of common stock issued and outstanding per uSell.com, Inc. Form 10-Q filed on November 10, 2016).

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 917296204	Page 3 of 8

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Senior Health Insurance Company of Pennsylvania
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,056,666 shares of common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,056,666 shares of common stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,666 shares of common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.2 % as of December 31, 2016 (based on 20,130,999 shares of common stock issued and outstanding per uSell.com, Inc. Form 10-Q filed on November 10, 2016).

12.	TYPE OF REPORTING PERSON IC

CUSIP No. 917296204	Page 4 of 8

Item 1(a)	Name of Issuer:

uSell.com, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

171 Madison Avenue

17th Floor

New York, NY 10016

Item 2(a)	Name of Person Filing:

Item 2(b)	Address of Principal Business Office:,

Item 2(c)	Citizenship:

B Asset Manager, LP

105 Madison Avenue

19th Floor

New York, NY 10016

Delaware

Senior Health Insurance Company of Pennsylvania

550 Congressional Blvd.

Suite 200

Carmel, IN 46032

Pennsylvania

Item 2(d)	Title of Class of Securities:

Common Stock, $.0001 par value

Item 2(e)	CUSIP Number

917296204

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 917296204	Page 5 of 8

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4	Ownership:

(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)	shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

CUSIP No. 917296204	Page 6 of 8

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

B Asset Manager, LP (“BAM”) is the investment manager, directly or indirectly, of the securities beneficially owned by the Reporting Persons reporting on this Schedule 13G. Mark Feuer and Dhruv Narain, through other entities, are the controlling principals of BAM, and may be deemed to have indirect voting and investment power over such securities. Each of BAM, Mark Feuer and Dhruv Narain disclaims beneficial ownership of the securities reported herein.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 917296204	Page 7 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2017

B Asset Manager, LP

By	/s/ Mark Feuer
Name:	Mark Feuer
Title:	Sole Member of B Asset Manager GP LLC, the General Partner of B Asset Manager, LP

Senior Health Insurance Company of Pennsylvania

By	/s/ John Robison
Name:	John Robison
Title:	Chief Investment Officer

CUSIP No. 917296204	Page 8 of 8

INDEX TO EXHIBITS

Page

EXHIBIT 1: Agreement to Make a Joint Filing	1